THIRD QUARTER REPORT

For The Quarter Ended

 August 31, 2004

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

Quarterly Report FORM 51-901F

ISSUER DETAILS

For Quarter Ended:

August 31, 2004

Date of Report:

October 26, 2004

Name of Issuer:

SAMEX Mining Corp.

Issuer Address:

#301 - 32920 Ventura Ave.

Abbotsford, BC  V2S 6J3

Issuer Fax Number:

(604) 870-9930

Issuer Phone Number:

(604) 870-9920

Contact Person:

Jeffrey Dahl

Contact Position:

President

Contact Telephone Number:

(604) 870-9920

Website:

www.samex.com

CERTIFICATE

The Three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director’s Name: “Jeffrey P. Dahl” Date Signed: October 28, 2004 Director’s Name: “Larry D. McLean” Date Signed: October 28, 2004

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

CORPORATE HIGHLIGHTS – THIRD QUARTER 2004

Commenced a 5,000 Meter Core Drilling Program at Los Zorros Property, Chile

$384,165 Expended on Exploration and Mineral Interests During the Quarter

Raised $880,000 by Private Placement of 800,000 Units @ $1.10/Unit

$21,813 Raised By Exercise of Warrants and Options

FOR DETAILS TURN TO:

 SCHEDULE A - FINANCIAL INFORMATION

SCHEDULE B - SUPPLEMENTARY INFORMATION

SCHEDULE C - MANAGEMENT DISCUSSION, ANALYSIS OF FINANCIAL STATEMENTS

MINERAL EXPLORATION PROPERTIES, NEWS RELEASES

SAMEX is exploring the mineral-rich Cordillera of Bolivia and Chile.  This prolific mining belt hosts some of the world’s largest ore bodies.  Objective - Discover and develop precious metal deposits.

SAMEX MINERAL EXPLORATION PROPERTIES

EL DESIERTO - Bolivia Epithermal Gold-Silver Prospect
ESKAPA - Bolivia Epithermal Gold-Silver, Copper Prospects
LOS ZORROS - Chile Gold, Copper, Silver Prospects
SANTA ISABEL - Bolivia Zinc-Silver-Lead-Indium-Copper-Gold Targets
WALTER - Bolivia Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth
WARA WARA - Bolivia Sediment-Hosted Zinc-Silver-Lead-Copper Targets
YARETANI - Bolivia Shear & Sediment-Hosted Gold Targets

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the NASD OTC Bulletin Board - symbol: SMXMF

See www.samex.com for news releases and additional information.

SCHEDULE A:

 FINANCIAL INFORMATION

NOTICE: THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED

AUGUST 31, 2004 HAVE NOT BEEN REVIEWED BY OUR AUDITOR.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (Expressed In Canadian Dollars) (Unaudited)

	August 31, 2004	November 30, 2003
ASSETS

CURRENT
CASH (NOTE 3)	$3,483,545	$3,577,146

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 4)	2,690,673	1,752,722
EQUIPMENT (NOTE 5)	106,025	64,187

	$6,280,243	$5,394,055

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$6,115	$31,968

	6,115	31,968

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES

ISSUED
65,009,098 COMMON SHARES
(NOV 30, 2003 – 62,671,848 COMMON SHARES)	21,670,339	20,267,064

CONTRIBUTED SURPLUS ARISING FROM STOCK-BASED COMPENSATION (NOTE 7)	942,293	408,400

DEFICIT	(16,338,504)	(15,313,377)

	6,274,128	5,362,087

	$6,280,243	$5,394,055

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

“Larry D. McLean”

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - (Expressed In Canadian Dollars) (Unaudited)

	For the Three Months Ended August 31,		For the Nine Months Ended August 31,
	2004	2003	2004	2003

OPERATIONS

AMORTIZATION	$9,802	$1,579	$23,402	$4,77
AUDIT	6,368	-	11,865	(9,465)
BANK CHARGES AND INTEREST	(6,519)	(661)	(19,597)	296
FOREIGN EXCHANGE	1,662	1,743	26,260	17,746
INTEREST ON NOTES PAYABLE	-	5,424	-	18,128
LEGAL	17,036	23,831	58,934	36,967
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	-	26,836	3,638	48,601
OFFICE, SUPPLIES AND MISCELLANEOUS	16,008	13,141	44,915	38,861
PRINTING	-	-	5,881	7,742
REGULATORY FEES	8,648	5,750	27,798	19,785
SALARIES AND BENEFITS	84,648	57,102	258,068	175,778
SHARE TRANSFER AGENT	2,484	2,991	11,026	8,089
STOCK-BASED COMPENSATION	370,954	-	533,893	-
TRAVEL AND PROMOTION	11,468	4,080	40,108	23,722

	522,559		1,026,191
GAIN ON SALE OF EQUIPMENT	(1,064)		(1,064)

NET LOSS FOR THE PERIOD	521,495	141,816	1,025,127	390,429

DEFICIT BEGINNING OF THE PERIOD	15,817,009	14,533,976	15,313,377	14,285,363

DEFICIT END OF THE PERIOD	$16,338,504	$14,675,792	$16,338,504	$14,675,792

NET LOSS PER COMMON SHARE	$0.01	$0.00	$0.02	$0.01

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS FOR THE PERIOD ENDED AUGUST 31, 2004

(Expressed In Canadian Dollars) (Unaudited)

  M   I   N   E   R   A   L      P   R   O   P   E   R   T   I   E   S

	EL DESI- ERTO	LOS ZORROS	ESKAPA	SANTA ISABEL	WALTER	WARA WARA	YARETANI	UNALLO- CATED*	TOTAL AT AUG. 31, 2004	TOTAL AT AUG. 31, 2003
	$	$	$	$	$	$	$	$	$	$
ADMINISTRATION & UNALLOCATED		-	3,638	-	-		-	-	3,638	48,601
ADVANCES	-	-	-	-	-	-	-	(221,001)	(221,001)	(1,981)
AMORTIZATION	-	-	1,951	-	-	-	-	-	1,951	1,984
DRILLING & SUB-CONTRACTS	-	681,275	-	-	-	-	-	-	681,275	2,192
FIELD SUPPLIES	-	20,394	-	-	-	304	-	-	20,698	6,139
FOOD, LODGING, & TRANSPORTATION	-	76,353	-	-	-	140	-	-	76,493	47,005
GEOLOGY, MAPPING	-	203,669	-	-	-	7,825	-	-	211,494	136,548
MINERAL INTERESTS	-	4,060	-	-	-	-	-	-	4,060	85,319
PROPERTY CLAIMS	6,363	31,946	7,549	-	1,148	6,370	4,894	-	58,270	47,372
SITE ADMINISTRATION	-	58,385	138	337	-	-	-	-	58,860	-
TRAVEL	-	42,053	-	-	-	3,798	-	-	45,851	8,604

TOTAL CURRENT COSTS	6,363	1,118,135	13,276	337	1,148	18,437	4,894	(221,001)	941,589	381,783

ADMINISTRATION COSTS EXPENSED IN THE PERIOD	-	-	3,638	-	-	-	-	-	3,638	48,601

BALANCE AT BEGINNING OF PERIOD	1,000	451,419	1,234,315	1,000	1,000	1,000	1,000	61,988	1,752,722	1,219,437

BALANCE AT END OF PERIOD	$ 7,363	$ 1,569,554	$ 1,243,953	$ 1,337	$ 2,148	$ 19,437	$ 5,894	$(159,013)	$2,690,673	$1,552,619

*Unallocated: The quarter end of some of the subsidiaries is different than that of the parent company, so funds transferred from SAMEX Mining Corp. to the subsidiaries during this accounting stub period are recorded as Unallocated Advances.  Since the quarter end of the Chilean subsidiary is September 30th, they have recorded costs to the Los Zorros property to the end of September 30, 2004.  This results in a negative advance shown in the category “Unallocated – Advances” since the funding for some of these costs was paid to the Chilean subsidiary by the Canadian parent company subsequent to the parent company’s quarter end of August 31, 2004.  These payments made from the parent to the Chilean subsidiary subsequent to August 31st will be recorded in the consolidated financial statements for the fourth quarter.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (Expressed In Canadian Dollars) (Unaudited)

	For the Three Months Ended August 31,		For the Nine Months Ended August 31,
	2004	2003	2004	2003

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
NET LOSS FOR THE PERIOD	$(521,495)	$(141,816)	$(1,025,127)	$(390,429)
ADD NON-CASH ITEMS
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	-	26,836	3,638	48,601
AMORTIZATION	9,802	1,579	23,402	4,771
STOCK-BASED COMPENSATION	370,954	-	533,893	-
	(140,739)	(113,401)	(464,194)	(337,057)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
CURRENT LIABILITIES	(31,936)	(4,583)	(25,853)	(46,015)
	(172,675)	(117,984)	(490,047)	(383,072)

FINANCING ACTIVITIES
NOTES PAYABLE	-	(102,301)	-	(89,597)
COMMON SHARES – FOR CASH	901,813	570,800	1,403,276	966,800
SHARE SUBSCRIPTIONS	-	86,000	-	86,000
	901,813	554,499	1,403,276	963,203

INVESTING ACTIVITIES
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(384,165)	(99,812)	(941,589)	(379,800)
EQUIPMENT	(19,383)	-	(65,240)	(2,034)
	(403,548)	(99,812)	(1,006,829)	(381,834)

CHANGE IN CASH FOR THE PERIOD	325,590	336,703	(93,601)	(198,297)

CASH BEGINNING OF THE PERIOD	3,157,955	61,775	3,577,146	200,181

CASH END OF THE PERIOD	$3,483,545	$398,478	$3,483,545	$398,478

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

 SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – August 31, 2004

1.

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars. The fiscal third quarter ends of the Bolivian subsidiaries is June 30 and the Chilean subsidiary is September 30.

COMPANY

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Bolivex S.A.

Bolivia

98%

Emibol S.A.

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

2.

ACCOUNTING POLICIES

a.

Going Concern Assumptions

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate when the Company is not expected to continue operations for the foreseeable future.  As at August 31, 2004 the Company had not commenced operations and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the quarters ended August 31, 2004 and August 31, 2003, the Company reported net losses of $1,025,127 and $390,429 respectively.

b.

Estimates and Fair Values

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.  The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.  It is not possible to be certain that all aspects of environmental Issues affecting the Company, if any, have been fully determined or resolved.

c.

Mineral Property Interests and Values

The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at cost or at an ascribed amount if the consideration is treasury shares.  The Company includes in mineral property costs the lease and option payments made on properties that are held under lease and option agreements.  All costs relating to exploration projects are deferred until such time as the projects are put into commercial production, sold or abandoned.

The amounts shown for mineral interests and deferred exploration costs represent accumulated or nominal costs and do not necessarily represent present or future values.  The properties and carrying values are subject to periodic review for permanent impairment.  These costs will be amortized to operations over the life of the mineral interests once commercial production levels have been achieved.  The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

d.

Translation of Foreign Currency

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations in the year in which incurred.

e.

Equipment

Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates: Office equipment - over 4 to 10 years; Exploration equipment - over 4 to 8 years; Vehicles -

over 5 years.

f.

Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company in accordance with the terms of its stock option plan.  For options granted prior to November 30, 2002, no compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.  For options granted after December 1, 2002, the Company has adopted the new recommendations of the CICA Handbook Section 3870 “Stock-based compensation and other stock-based payments”.

g.

Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

3.

CASH

The Company maintains its cash balances in Canadian, U.S., and Chilean currencies.  At the third quarter end, the Canadian dollar equivalents were as follows:

	2004	2003

Canadian dollars	$3,319,739	$384,478
U.S. dollars
in Canada	614	196
in Bolivia	0	1,810
Chilean Pesos
in Chile	163,192	11,994

	$3,483,545	$398,478

4.

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

a.

Bolivia

The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $.25 per share and a cash royalty of US$2,000,000 to be paid from production.  Also see details concerning “Santa Isabel Property” in Schedule C -“Mineral Exploration Properties”.

b.

Chile

The Company has invested in various properties located in Chile.  The mineral interests have been acquired by entering into purchase and option agreements.  During 2003 the Company acquired a mineral interest for US$50,000.  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  The Company has an option to acquire additional mineral interests for consideration of US$230,000 (US$30,000 paid).  The remaining option payments are due: October 31, 2004 - US$50,000; October 31, 2005 - US$50,000 and October 31, 2006 - US$100,000.  A 2% net smelter royalty has been retained by the vendor.

5.

EQUIPMENT

		ACCUMULATED	NET BOOK VALUE
	COST	AMORTIZATION	2004	2003

Office equipment	$ 113,806	$ 66,628	$ 47,178	$ 25,094
Exploration equipment	131,835	115,871	15,964	23,424
Vehicles	119,902	77,019	42,883	0

	$ 365,543	$ 259,518	$ 106,025	$ 48,518

6.

RELATED PARTY TRANSACTIONS

During the third quarter, a director charged the Company $8,378 for legal services.  Also see Schedule B - “Related Party Transactions” for “Stock Options Granted” to directors/officers.

7.

SHARE CAPITAL

a. Issued	COMMON SHARES	CONSIDERATION

Balance November 30, 2002	48,823,181	15,392,464

Private placements
@ $.25 per share	2,000,000	500,000
@ $.40 per share	859,000	343,600
@ $.70 per share	2,330,000	1,631,000
@ $1.00 per share	1,000,000	1,000,000
Incentive stock options exercised
@ $.20 per share	350,000	70,000
@ $.40 per share	35,000	14,000
Warrants exercised
@ $.10 per share	1,120,000	112,000
@ $.12 per share	1,100,000	132,000
@ $.15 per share	1,808,000	271,200
@ $.20 per share	4,000	800
@ $.25 per share	2,040,000	510,000
@ $.30 per share	50,000	15,000
@ $.40 per share	250,000	100,000
Issued for conversion of notes payable
@ $.30 per share	666,667	200,000
Share issue costs
Cash	-	(25,000)
Common shares
@ $.25 per share	80,000	-
@ $.40 per share	10,000	-
@ $.70 per share	146,000	-

Balance November 30, 2003	62,671,848	$20,267,064

Incentive stock options exercised
@ $.20 per share	280,000	76,000
@ $.40 per share	150,000	60,000
Warrants exercised

@ $.25 per share	156,000	39,000
@ $.30 per share	272,250	81,675
@ $.35 per share	500,000	175,000
@ $.40 per share	129,000	51,600
@ $.80 per share	50,000	40,000
Private Placement
@ $1.10 per share	800,000	880,000

Balance August 31, 2004	65,009,098	$21,670,339

b.

Share Issue Commitments

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  Generally, options granted have a maximum term of five years and an exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture exchange.

BALANCE NOVEMBER 30, 2003	GRANTED (EXERCISED)	BALANCE AUGUST 31, 2004	EXERCISE PRICE	TERM TO

2,425,000	(250,000)	2,175,000	$.40	April 19, 2005
1,130,000	(180,000)	950,000	$.20	March 19, 2007
275,000	-	275,000	$.20	September 12, 2007
50,000	-	50,000	$.20	November 12, 2007
50,000	-	50,000	$.40	August 13, 2008
105,000	-	105,000	$.63	October 15, 2008
590,000	-	590,000	$1.00	November 17, 2008
-	330,000	330,000	$1.00	February 3, 2009
-	75,000	75,000	$1.00	May 4, 2009
-	1,070,000	1,070,000	$1.10	August 6, 2009

4,625,000	1,045,000	5,670,000

As at August 31, 2004, the weighted average remaining contractual life of the options is 2.6 years and the weighted average exercise price is $ 0.60.

(ii)

Share Purchase Warrants

BALANCE	ISSUED	BALANCE	EXERCISE PRICE
NOVEMBER 30, 2003	(EXERCISED)	AUGUST 31, 2004		TERM TO

156,000	(156,000)	0	$.25	March 5, 2004
666,667	(500,000)	166,667	$.35	September 11, 2004
1,390,000	(272,250)	1,117,750	$.30	June 11, 2005
434,500	(129,000)	305,500	$.40	September 15, 2005
756,000	-	756,000	$.80	November 7, 2005
482,000	(50,000)	432,000	$.80	November 27, 2005
500,000	-	500,000	$1.05	November 28, 2005
-	400,000	400,000	$1.10	August 25, 2009

4,385,167	(707,250)	3,677,917

As at August 31, 2004, the weighted average remaining contractual life of the share purchase warrants is 1.4 years and the weighted average exercise price is $0.66.

c.

Stock-Based Compensation

The Company has elected to measure compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  A compensation expense of $370,954 has been recorded in the statement of operations for the third quarter.  Under the transitional provisions of the CICA Handbook Section 3870, comparative figures are not required.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the quarter:

Expected dividend yield - 0%; Expected stock price volatility - 32%; Risk-free interest rate  - 3.5%; Expected life of options – 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.

Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At August 31, 2004	DOMESTIC	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$8,051	$15,351	$23,402
Foreign exchange	-	26,260	26,260
Mineral interests administration, investigation and evaluation	-	3,638	3,638
Salaries	258,068	-	258,068
Stock-based compensation	533,893	-	533,893
Administration and general	126,356	54,574	180,930

Net loss for the period	$926,368	$99,823	$1,026,191
Expenditure for equipment and mineral interests	$19,319	$987,510	$1,006,829
Equipment and mineral interests	$25,764	$2,770,934	$2,796,698
Total assets	$3,346,117	$2,934,126	$6,280,243

At August 31, 2003

Operating expenses
Amortization	$4,771	$-	$4,771
Foreign exchange	-	17,746	17,746
Interest on notes payable	18,128	-	18,128
Mineral interests administration, investigation and evaluation	-	48,601	48,601
Salaries	175,778	-	175,778
Administration and general	125,405	-	125,405

Net loss for the period	$324,082	$66,347	$390,429
Expenditure for equipment and mineral interests	$-	$381,783	$381,783
Equipment and mineral interests	$14,909	$1,586,228	$1,601,137
Total assets	$399,583	$1,600,032	$1,999,615

9.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada, Chile and Bolivia.  As at end of our last fiscal year (November 30, 2003), Canadian operating losses of approximately $3,999,000 were available for carry forward.  The availability of these losses expires as follows: 2004 - $678,000; 2005 -$511,000; 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; and 2010-$880,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,600,000.  No future tax benefits have been recognized in the accounts and the losses are not transferable between the corporate entities and tax jurisdictions.

SCHEDULE B

SUPPLEMENTARY INFORMATION

FIRST QUARTER – FOR THE PERIOD ENDED FEBRUARY 29, 2004

Stock Options Exercised – During the first quarter, stock options were exercised for the purchase of 300,000 shares for proceeds of $90,000 as detailed in the following table of securities issued.  Options on 250,000 of the shares were exercised by two directors of the Company.

Warrants Exercised – During the first quarter, warrants were exercised for the purchase of 605,250 shares for proceeds of $198,825 as detailed in the following table of securities issued.

Stock Options Granted – On February 3, 2004, stock options were granted for the purchase of 330,000 shares at a price of $1.00 per share until expiry February 3, 2009.

SECURITIES ISSUED DURING THE FIRST QUARTER – December 1, 2003 to February 29, 2004

Outstanding shares at November 30, 2003 – 62,671,848

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Dec 2/03	Common Shares	Exercise of Stock Option	50,000	$0.40	$20,000	Cash	N/A
Dec 9/03	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Dec 10/03	Common Shares	Exercise of Stock Option	100,000	$0.20	$20,000	Cash	N/A
Dec 10/03	Common Shares	Exercise of Warrant	200,000	$0.35	$70,000	Cash	N/A
Dec 16/03	Common Shares	Exercise of Warrant	100,000	$0.35	$35,000	Cash	N/A
Dec 30/03	Common Shares	Exercise of Warrant	43,875	$0.30	$13,162.5	Cash	N/A
Jan 7/04	Common Shares	Exercise of Warrant	100,000	$0.35	$35,000	Cash	N/A
Feb 9/04	Common Shares	Exercise of Warrant	40,000	$0.25	$10,000	Cash	N/A
Feb 10/04	Common Shares	Exercise of Warrant	7,500	$0.40	$3,000	Cash	N/A
Feb 11/04	Common Shares	Exercise of Warrant	40,000	$0.25	$10,000	Cash	N/A
Feb 12/04	Common Shares	Exercise of Warrant	8,875	$0.30	$2,662.5	Cash	N/A
Feb 19/04	Common Shares	Exercise of Warrant	25,000	$0.40	$10,000	Cash	N/A
Feb 25/04	Common Shares	Exercise of Warrant	40,000	$0.25	$10,000	Cash	N/A
Feb 26/04	Common Shares	Exercise of Stock Option	100,000	$0.40	$40,000	Cash	N/A

Outstanding shares at February 29, 2004 – 63,577,098

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Related Party Transactions

During the first quarter, stock options were exercised by Director/Officers as follows:

Related Party Name / Position	Date of Stock Option Exercise	Number of Shares Exercised	Price/Share	Total Cost
Patricio Kyllmann

Director	Dec 9/03	50,000	$0.20	$10,000
Peter Dahl Director and Chairman	Dec 10/03	100,000	$0.20	$20,000
Patricio Kyllmann Director	Feb 26/04	100,000	$0.40	$40,000

During the first quarter, warrants were exercised by Director/Officers as follows:

Related Party Name / Position	Date of Warrant Exercise	Number of Shares Exercised	Price/Share	Total Cost
Peter Dahl Chairman & Director	Feb.9, 2004	40,000	$0.25	$10,000
Jeffrey Dahl Director, President	Feb. 19, 2004	25,000	$0.40	$10,000

During the first quarter, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the Senior Officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month’s salary for each of the individual Senior Officers as follows: Jeffrey Dahl, President - $7,000; Robert Kell, Vice President, Exploration - US$7,250; Larry McLean, Vice President, Operations - $6,250; Brenda McLean, Corporate Secretary - $4,375.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $2,601 during the first quarter.

SECOND QUARTER – FOR THE PERIOD ENDED MAY 31, 2004

Warrants Exercised – During the second quarter, warrants were exercised for the purchase of 450,625 shares for total proceeds of $172,638 as detailed in the following table of securities issued.

Stock Options Exercised – During the second quarter, options were exercised to acquire 100,000 shares at a price of $0.40 per share for proceeds of $40,000 as detailed in the following table of securities issued.

Stock Options Granted – On May 4, 2004 stock options were granted to an employee for the purchase of 75,000 shares at a price of $1.00 per share until expiry of the option May 4, 2009.

SECURITIES ISSUED DURING THE SECOND QUARTER – March 1 to May 31, 2004

Outstanding shares at February 29, 2004 – 63,577,098

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Mar 1/04	Common Shares	Exercise of Warrant	36,000	$0.25	$9,000	Cash	N/A
Mar 31/04	Common Shares	Exercise of Warrant	25,000	$0.40	$10,000	Cash	N/A
Mar 31/04	Common Shares	Exercise of Warrant	142,000	$0.30	$42,600	Cash	N/A
Apr 2/04	Common Shares	Exercise of Warrant	5,000	$0.40	$2,000	Cash	N/A
Apr 7/04	Common Shares	Exercise of Warrant	100,000	$0.35	$35,000	Cash	N/A
Apr 8/04	Common Shares	Exercise of Stock Option	100,000	$0.40	$40,000	Cash	N/A
Apr 8/04	Common Shares	Exercise of Warrant	62,500	$0.40	$25,000	Cash	N/A
Apr 12/04	Common Shares	Exercise of Warrant	50,000	$0.80	$40,000	Cash	N/A
May 28/04	Common Shares	Exercise of Warrant	30,125	$0.30	$9,037.50	Cash	N/A

Outstanding shares at May 31, 2004 – 64,127,723

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

RELATED PARTY TRANSACTIONS

During the second quarter, stock options were exercised by Director/Officers as follows:

Related Party Name / Position	Date of Stock Option Exercise	Number of Shares Exercised	Price/Share	Total Cost
Patricio Kyllmann Director	Apr 8/04	100,000	$0.40	$40,000

During the second quarter, warrants were exercised by Director/Officers as follows:

Related Party Name / Position	Date of Warrant Exercise	Number of Shares Exercised	Price/Share	Total Cost
Jeffrey Dahl Director, President	Mar 31, 2004	25,000	$0.40	$10,000

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $10,700 for legal services during the second quarter.

THIRD QUARTER – FOR THE PERIOD ENDED AUGUST 31, 2004

Warrants Exercised – During the third quarter, warrants were exercised for the purchase of 51,375 shares for total proceeds of $15,812.50 as detailed in the following table of securities issued.

Stock Options Exercised – During the third quarter, options were exercised to acquire 30,000 shares at a price of $0.20 per share for proceeds of $6,000 as detailed in the following table of securities issued.

Stock Options Granted – On August 6, 2004, stock options were granted to directors, officers, employees and consultants of the Company for the purchase of 1,070,000 shares at a price of $1.10 per share until expiry of the option August 6, 2009.  Of that total, options on 715,000 shares were granted to directors/officers.

Private Placement Completed - SAMEX completed a private placement of 800,000 units at a price of $1.10 per unit.  Each unit consists of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant which expires August 25, 2009.  The 800,000 shares and 400,000 warrants were issued August 25, 2004 and are subject to a hold period until December 26, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.

SECURITIES ISSUED DURING THE THIRD QUARTER – June 1 to August 31, 2004

Outstanding shares at May 31, 2004 – 64,127,723

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jun 29/04	Common Shares	Exercise of Warrant	4,000	$0.40	$1,600	Cash	N/A
Jul 7/04	Common Shares	Exercise of Stock Option	30,000	$0.20	$6,000	Cash	N/A
Jul 27/04	Common Shares	Exercise of Warrant	47,375	$0.30	$14,212.50	Cash	N/A
Aug 25/04	Common Shares Warrants	Private Placement	800,000 Shares 400,000 Warrants	$1.10	$880,000	Cash	N/A

Outstanding shares at August 31, 2004 – 65,009,098

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

RELATED PARTY TRANSACTIONS

Stock Options Granted – On August 6, 2004, stock options were granted to directors, officers, employees and consultants of the Company for the purchase of 1,070,000 shares at a price of $1.10 per share until expiry of the option August 6, 2009.   Options on 715,000 of the shares were granted to directors/officers.

No stock options or warrants were exercised by directors or officers during the third quarter.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $8,378 for legal services during the third quarter.

At August 31, 2004, Incentive Share Options were outstanding to acquire 5,670,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 19, 2000 March 19, 2002 Sept. 12, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 150,000 100,000 125,000 125,000	$0.40 $0.20 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Sept. 12, 2007 Nov. 17, 2008 Aug 6, 2009
Peter Dahl	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 100,000 75,000 100,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug 6, 2009
Robert Kell	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 200,000 125,000 125,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug 6, 2009
Larry McLean	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 200,000 125,000 125,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug 6, 2009
Allen Leschert	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	300,000 100,000 50,000 100,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug 6, 2009
Patricio Kyllmann	April 19, 2000 Nov. 17, 2003 Aug 6, 2004	250,000 50,000 100,000	$0.40 $1.00 $1.10	April 19, 2005 Nov. 17, 2008 Aug 6, 2009
Brenda McLean	April 19, 2000 March 19, 2002 Nov. 17, 2003 Aug 6, 2004	150,000 100,000 40,000 40,000	$0.40 $0.20 $1.00 $1.10	April 19, 2005 March 19, 2007 Nov. 17, 2008 Aug 6, 2009
Richard Hughes	April 19, 2000	100,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000 Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004	15,000 30,000 55,000 50,000	$0.40 $0.63 $1.00 $1.10	April 19, 2005 Oct. 15, 2008 Feb. 3, 2009 Aug 6, 2009
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Stephen Scammell	Sept. 12, 2002

	Aug 6, 2004	25,000	$1.10	Aug 6, 2009
Geosupply Servicios	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Francisco Vergara	Nov. 12, 2002	50,000	$0.20	Nov. 12, 2007
	Aug. 13, 2003	50,000	$0.40	Aug. 13, 2008
	Aug 6, 2004	50,000	$1.10	Aug 6, 2009
James Baughman	Oct. 15, 2003	75,000	$0.63	Oct. 15, 2008
	Feb 3, 2004	75,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	75,000	$1.10	Aug 6, 2009
Dale Dobson	Feb 3, 2004	50,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	25,000	$1.10	Aug 6, 2009
Leopoldo Martinez	Feb 3, 2004	50,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	50,000	$1.10	Aug 6, 2009
Manuel Avalos	Feb 3, 2004	50,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	50,000	$1.10	Aug 6, 2009
Jorge Humphreys	Feb 3, 2004	25,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	15,000	$1.10	Aug 6, 2009
Jean Nicholl	Feb 3, 2004	25,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	15,000	$1.10	Aug 6, 2009
Jorge Espinoza	May 4, 2004	75,000	$1.00	May 4, 2009
TOTAL OPTIONS AT AUG 31, 2004		5,670,000

SUBSEQUENT TO THE THIRD QUARTER

SECURITIES ISSUED SUBSEQUENT TO THE THIRD QUARTER

Outstanding shares at August 31, 2004 – 65,009,098

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Sep 2/04	Common Shares	Exercise of Warrant	5,000	$0.30	$1,500	Cash	N/A
Sep 2/04	Common Shares	Exercise of Warrant	166,667	$0.35	$58,333.45	Cash	N/A
Oct 6/04	Common Shares	Exercise of Stock Option	75,000	$0.20	$15,000	Cash	N/A
Oct 8/04	Common Shares	Exercise of Warrant	850	$0.80	$680	Cash	N/A
Oct 8/04	Common Shares	Exercise of Warrant	2,800	$0.80	$2,240	Cash	N/A
Oct 8/04	Common Shares	Exercise of Warrant	12,750	$0.30	$3,825	Cash	N/A
Oct 8/04	Common Shares	Exercise of Warrant	250	$0.40	$100	Cash	N/A

Outstanding shares at October 26, 2004 – 65,272,415

DATE OF THIS REPORT – October 26, 2004

SCHEDULE C

MANAGEMENT DISCUSSION

DATE: October 26, 2004

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver.

The Company holds an interest in the Los Zorros district gold-copper-silver prospects in Chile and in six mineral exploration properties in Bolivia; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani (see section titled “Mineral Exploration Properties” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility. The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the NASD OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note titled “Forward Looking Statements” at the end of this report.

FIRST QUARTER 2004 - FOR THE PERIOD ENDED FEBRUARY 29, 2004

During the first quarter we conducted exploration work on our Los Zorros property in Chile including detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties. Our on-going exploration within the Los Zorros district has identified five highly prospective mineralized target areas to-date.  Target areas II through V encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend that arcs around a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Target area I).  Additional target areas may yet be identified as exploration continues.  To better reflect the prospect area’s multiple target nature, the name of the project was changed from El Zorro, to the plural form, Los Zorros.  The Company has increased its land holdings to more than 42 square-kilometers by staking adjacent concessions and is well-funded to conduct exploration on the property.   Additional geologic and support staff has been hired-on to facilitate the extensive exploration program at Los Zorros.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying (+600 samples to-date), surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types is being undertaken to help interpret the mineralization.  Bulldozer trenching is currently in progress and this will facilitate further sampling and mapping to assist with drill-target definition.  Geophysical surveys are also being considered to help further define the extent of the targets beneath covered areas.  The characteristics of specific drill targets will be described in detail in future news releases prior to the commencement of drilling.  The focus of the upcoming first-phase exploration drilling program will be to gain important geological information regarding the tenor, style and controls of mineralization and to test these various target areas for economic gold-silver-copper mineralization.  The first-phase drill program is expected to consist of at least 5,000 meters of core drilling in +20 holes of varying depth.  The areas producing the most promising results will then be followed-up with further evaluations.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The targets are geologically diverse and include: porphyry-hosted copper-gold (Target I), gold-copper-silver-bearing barite vein swarms (Targets III and V), gold-silver-copper-mineralized breccia bodies (Target IV), and epithermal mantos-hosted gold (Target II).  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.  For more details on each of the five target areas, turn to the section entitled, “Mineral Exploration Properties” – “Los Zorros Property” in this Schedule C.

Warrants Exercised – During the first quarter, total proceeds of $198,825 were raised through the exercise of warrants for the purchase of 605,250 shares.

Stock Options Exercised – During the first quarter, stock options were exercised for the purchase of 300,000 shares for proceeds of $90,000.  Options on 250,000 of the shares were exercised by two directors of the Company.

Stock Options Granted – On February 3, 2004, stock options were granted to employees and consultants for the purchase of 330,000 shares at a price of $1.00 per share until expiry February 3, 2009.

Transactions With Related Parties – See Schedule B section entitled “Related Party Transactions”.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

Disclosure of Outstanding Share Data – At the end of the first quarter, (February 29, 2004) there were 63,577,098 common shares outstanding.

Form 20F Annual Report For The Fiscal Year Ended November 30, 2003 – Subsequent to the first quarter, we were in the process of compiling our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Annual General Meeting – SAMEX will hold its Annual General Meeting in Abbotsford, BC on Thursday, May 20, 2004.

Investor Relations – During the first quarter, meetings were held with shareholders, brokers and fund managers.

SECOND QUARTER 2004 - FOR THE PERIOD ENDED MAY 31, 2004

During the second quarter we advanced multiple gold, copper, and silver targets on our Los Zorros property in Chile with exploration including extensive geologic mapping, over 5,000 meters of bulldozer trenching in 36 trenches, and more than 780 additional samples/assays (3-meter rock-chip samples) increasing the total to over 1,400 samples.  Seven target/project areas have been identified to–date within the Company’s Los Zorros land holdings which cover more than 42 square kilometers.  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects.  The targets/projects are being advanced in preparation for the first stage of exploration core drilling which is scheduled to commence in the latter part of July.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.  For details on the individual target/project areas and their potentials, turn to the section in this Schedule C entitled, “Mineral Exploration Properties” – “Los Zorros Property”.

The Los Zorros project contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company’s field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.  See note titled “Forward Looking Statements” at the end of this report.

Warrants Exercised – During the second quarter, total proceeds of $172,638 were raised through the exercise of warrants for the purchase of 450,625 shares.

Stock Options Exercised – During the second quarter, stock options were exercised by a director of the Company to acquire 100,000 shares at a price of $0.40 per share for proceeds of $40,000.

Stock Options Granted – On May 4, 2004, stock options were granted to an employee for the purchase of 75,000 shares at a price of $1.00 per share until expiry of the option on May 4, 2009.

Transactions With Related Parties – See Schedule B section entitled “Related Party Transactions”.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

Disclosure of Outstanding Share Data – At the end of the second quarter (May 31, 2004), there were 64,127,723 common shares outstanding.

Form 20F Annual Report For The Fiscal Year Ended November 30, 2003 – During the second quarter we completed and filed our 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Annual General Meeting - The Annual General Meeting of the shareholders of SAMEX was held in Abbotsford, BC on May 20, 2004.  The Company’s six directors were again elected for the ensuing year.  Directors And Officers Of The Company Are: - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Patricio Kyllmann.

Annual Approval of Stock Option Plan –The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual General Meeting, the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequent to the second quarter, the Exchange also accepted the yearly filing of the Company’s Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).  Generally, options granted have a maximum term of five years and an exercise price may not be less than the discounted market price, as prescribed by Exchange policies. (See Note 7(b)(i) in the Financial Statements - Incentive Share Options).

Investor Relations – During the second quarter, meetings were held with shareholders, brokers and fund managers.

THIRD QUARTER 2004 - FOR THE PERIOD ENDED AUGUST 31, 2004

During the third quarter, we continued exploration on the Los Zorros property in Chile involving geologic mapping, bulldozer trenching, sampling/assaying, and construction of drill pads in preparation for drilling.  At the end of July, we commenced a 5,000-meter core drilling program.  The drilling contract is being carried out by Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International.  Two rigs are being used to drill +/-15 core holes to depths averaging from 250 to 350 meters.  This first-phase reconnaissance drilling will begin to test the nature of parts of large copper-gold mineralized targets exposed by extensive trenching in Target areas I and III, and outcropping gold mineralization in Target area II.  These early exploration holes will assist in the understanding of geologic controls relating to the observed mineralization and further refine geologic concepts of the target areas.  The drilling results will also be instrumental in the planning of subsequent holes.  Drilling is expected to take up to three months to complete (to early November 2004) while exploration field work continues on the less advanced Target areas IV, VI and VII to ready them for later drilling.  For details on the individual target areas, turn to the section in this Schedule C entitled, “Mineral Exploration Properties” – “Los Zorros Property”.

SAMEX is exploring the Los Zorros property in search of very large size gold-silver-copper ore bodies amenable to bulk-tonnage mining.  A cluster of seven target/project areas have been identified to–date within the Company’s land holdings which cover more than 42 square kilometers.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff working out of the Company’s field office in Copiapo, Chile.  The Company is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.  See note titled “Forward Looking Statements” at the end of this report.

Private Placement Completed – During the third quarter, SAMEX completed a private placement of 800,000 units at a price of $1.10 per unit.  Each unit consists of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant which expires August 25, 2009.  The 800,000 shares and 400,000 warrants were issued August 25, 2004 and are subject to a hold period until December 26, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.

Warrants Exercised – During the third quarter, total proceeds of $15,812.50 were raised through the exercise of warrants for the purchase of 51,375 shares.

Stock Options Exercised – During the third quarter, stock options were exercised to acquire 30,000 shares at a price of $0.20 per share for proceeds of $6,000.

Stock Options Granted – On August 6, 2004, stock options were granted to directors, officers, employees and consultants of the Company for the purchase of 1,070,000 shares at a price of $1.10 per share until expiry of the option August 6, 2009.   Options on 715,000 of the shares were granted to directors/officers.

Transactions With Related Parties – See Schedule B section entitled “Related Party Transactions”.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

Disclosure of Outstanding Share Data – At the end of the third quarter (August 31, 2004), there were 65,009,098 common shares outstanding.  At the date of this report (October 26, 2004), there were 65,272,415 common shares outstanding.

Investor Relations – During the third quarter, the Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC in June.  Additional meetings were held with brokers and fund managers in Toronto and Vancouver.

SEE “MINERAL EXPLORATION PROPERTIES” & “NEWS RELEASES” FOR ADDITIONAL INFORMATION

ANALYSIS OF FINANCIAL STATEMENTS

at August 31, 2004

The following discussion of our operating results explains material changes in our consolidated results of operations for the third quarter ended August 31, 2004.  The discussion should be read in conjunction with the consolidated financial statements to August 31, 2004 and the related notes included in Schedule A of this report.  NOTICE: THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED AUGUST 31, 2004 HAVE NOT BEEN REVIEWED BY OUR AUDITOR.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

Our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

The cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations; and

d)

our ability to identify and exploit commercial deposits of mineralization;

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties;

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

The competitive demand for quality mineral exploration properties;

b)

Political and regulatory climate in countries where properties of interest are located;

c)

Regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities;

e)

the cost of acquiring and maintaining our mineral properties;

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold and other precious metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the past year were related to improvements in the general demand for and the prices of precious and base metals and a corresponding improvement in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.  Over the past year, the prices of precious metals have experienced increases, but remain volatile, as has the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See note titled “Forward Looking Statements” at the end of this report.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 2 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 7(c) to our consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date has been determined using the Black-Scholes option pricing model.  “Stock-Based Compensation” expenses of $370,954 were recorded in the third quarter ending August 31, 2004.

Operating Results - During the third quarter ended August 31, 2004, we were principally involved in exploration work on our Los Zorros property in Chile including bulldozer trenching, core drilling with two drill rigs, core logging, sampling and assaying.  (See section “Mineral Exploration Properties” for details concerning the “Los Zorros Property”).

Mineral interests and exploration costs for the first quarter totaled $193,987, $363,437 for the second quarter, and $384,165 during the third quarter resulting in cumulative expenditures totaling $941,589 for the period ending August 31, 2004.  This is a significant increase over the expenditures of $381,783 incurred by the end of the third quarter of fiscal 2003.  Our assets categorized in the consolidated financial statements as “Mineral Interests and Deferred Exploration Costs” increased to $2,690,673 at August 31, 2004 from $1,552,619 at August 31, 2003.   At the 2003 year-end, Mineral Interests and Deferred Exploration Costs were written down to a nominal value of $1,000 each on the El Desierto, Santa Isabel, Walter, Wara Wara, and Yaretani properties since no current exploration was being conducted on these properties. The limited costs incurred during fiscal 2004 in the category “Property Claims” consist of annual patent fees paid to maintain these properties until exploration activity is resumed on the respective properties.

Our ability to raise funds for precious metal exploration improved over the past year, due to increasing precious metal and base metal prices and the resulting renewed market interest in mineral exploration companies.  As a result, the amount of cash on hand at August 31, 2004 was $3,483,545 as compared to $398,478 at August 31, 2003.   At August 31, 2004, we were debt-free, apart from $6,115 accounts payable consisting of general trade payables, compared to liabilities totaling $31,968 at August 31, 2003.

The following comments are related to certain categories in the consolidated financial statements for the third quarter ending August 31, 2004:

Consolidated Balance Sheet

“Accounts Payable” – $6,115 consists of general trade payables

Consolidated Statements of Operations and Deficit

“Legal” – the increase over the third quarter of 2003, is mainly due to increased activity in Chile by the Company.

“Mineral Interests Administration, Investigation and Evaluation” - includes operating costs related to the Company’s exploration in Bolivia and Chile and expenses that are not allocated to one of the Company’s specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company).

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.

“Salaries and Benefits” – Increase in this category over the third quarter of fiscal 2003 is due to increased number of employees and to salary increases effective January 1, 2004 for senior officers/employees.

“Stock-Based Compensation” – an expense of $370,954 is recorded in the quarter ending August 31, 2004 relating to stock options granted during the quarter.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 7(c) to our consolidated financial statements.  We now record any stock options granted after December 1, 2002 as a compensation expense.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the third quarter ended August 31, 2004.  We realized a net loss of $521,495 for the third quarter ended August 31, 2004 or $0.01 per share compared to a net loss at August 31, 2003 of $390,429 or $0.01 per share.  The increase in the net loss is mainly due to increased operating expenses in the categories of Foreign Exchange, Legal, Office, Supplies and Miscellaneous, Salaries and Benefits, Share Transfer Agent, Stock-Based Compensation, and Travel and Promotion as the Company has increased its exploration, market activity, and staff over the past year.   Losses over past years are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver and other metals and to aggressively explore our current properties, particularly the Los Zorros and the Eskapa properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund operations as currently anticipated for the next year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  Due to increasing precious metal and base metal prices and revived market interest in mineral exploration companies over the past several years, our ability to raise funding for precious metal exploration has been favorable.  During fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.

During fiscal 2004, in the first quarter ending February 29, 2004, we raised a total of $288,825 from the sale of our securities through exercise of warrants and options as follows:

Warrants were exercised for the purchase of 605,250 shares for proceeds of $198,825

Stock options were exercised for the purchase of 300,000 shares for proceeds of $90,000.

During the second quarter ending May 31, 2004, we raised a total of $212,638 from the sale of our securities through exercise of warrants and options as follows:

Warrants were exercised for the purchase of 450,625 shares for proceeds of $172,638

Stock options were exercised for the purchase of 100,000 shares for proceeds of $40,000.

During the third quarter ending August 31, 2004, we raised a total of $901,813 through the sale of our securities by private placement and by exercise of warrants and stock options as follows:

A Private Placement of 800,000 Units at $1.10 per Unit raised proceeds of $880,000.

Warrants were exercised for the purchase of 51,375 shares for proceeds of $15,812.50

Stock options were exercised for the purchase of 30,000 shares for proceeds of $6,000.

Use of proceeds - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.   During fiscal 2004, our expenditures/exploration on our mineral properties totaled $193,987 during the first quarter, $363,437 during the second quarter, and $384,165 during the third quarter, resulting in cumulative total expenditures of $941,589 for the period ending August 31, 2004.   As required in the filing of private placement details with regulatory authorities, we disclosed that the intended use of the $880,000 proceeds from the private placement completed during the third quarter 2004, would be $440,000 for general working capital and $440,000 for expenditures/exploration on our mineral properties (including $25,000 on the Eskapa property to refurbish and expand the camp, repair and enhance access roads and prepare drill pads for the next phase of drill testing at a later date).

Anticipated Capital Requirements  - We anticipate that we will be able to fund our proposed exploration programs and ongoing operations over the next year from funds on hand.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business.  See note titled “Forward Looking Statements” at the end of this report.

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities within a particular fiscal period and do not plan to conduct exploration activities within the current fiscal period, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Increasing precious metal and base metal prices over the past year, and renewed market interest in mineral exploration companies, enabled us to acquire additional capital from the issuance of our common shares and the exercise of outstanding warrants.  We anticipate that the price of gold, silver and other metals will continue to strengthen during the next year which should enable us to secure additional equity financing.  We anticipate that the continued strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Table of Contractual Obligations - The following table summarizes our contractual obligations as of August 31, 2004, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payments Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Option Payments - Hochschild Option (1) Advance Royalty	US$200,000	US$50,000	US$150,000	Advance Royalty US$100,000	Advance Royalty US$400,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$200,000	US$50,000	US$150,000	Advance Royalty US$100,000	Advance Royalty US$400,000

(1) These payments are pursuant to an option to purchase mineral property forming part of our Los Zorros Property under the Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A..  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  The Advance Royalty payments  (which would be recoverable from future royalty payments) would be required if the property was not in production by December 31, 2007 (see “Mineral Exploration Properties” – “Los Zorros Property” for details).

Employees, Salaries, Payment to Related Party - During the third quarter of fiscal 2004, we had 21 employees, the majority of which are involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had five employees during the third quarter of 2003.  Salaries, for employees who are also directors or officers of the Company, totaled $102,925 for the third quarter ended August 31, 2004 as compared to $84,867 for the third quarter of 2003.  This increase compared to the third quarter of fiscal 2003 is mainly due to salary increases effective January 1, 2004 for senior officers/employees.  The Compensation Committee recommended these salary increases to the Board of Directors to bring salaries up to current competitive levels of those in the exploration/mining industry.

During the third quarter ended August 31, 2004, legal fees of $8,378 were paid to a legal firm controlled by one of our directors.

MINERAL EXPLORATION PROPERTIES

(listed alphabetically)

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border.  The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world’s largest porphyry copper mines.  Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

In 1999, we granted International Chalice Resources Inc. (“Chalice”) an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  We continue to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at www.sedar.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,234,315 at November 30, 2003.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-

historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003[paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  We look forward to advancing the exploration on this precious metal prospect.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US$2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have approximately 4,964 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of several bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

SAMEX’s on-going exploration within the Los Zorros district has identified seven target/project areas to-date within the Company’s land holdings which cover more than 42 square kilometers.  Target/project areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Target area I).

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types was also undertaken to help interpret the mineralization.   During the second quarter of fiscal 2004, we advanced multiple targets in the Los Zorros district, with exploration including over 5,000 meters of bulldozer trenching in 36 trenches, and more than 780 additional samples/assays (3-meter rock-chip samples) increasing the total to over 1,400 samples to-date.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects.  The targets/projects are being advanced in preparation for the first stage of exploration core drilling which commenced in late-July.  Below are initial summaries of each of the target/project areas identified thus far:

Target I – Target I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects in the Target I area have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.  The copper-gold-molybdenum geochemical signature suggests a porphyry copper source with possible affinity to the Andacollo type.  Based on the large areal dimensions of the copper-gold-moly anomaly, the target is permissive for a very sizeable deposit postulated to be in the size and grade range of  +250 million metric tons with +0.65%

copper and 0.25 grams/mt gold.  The proposed core drilling will start to test beneath the copper-gold-moly anomaly for a deposit of this size, grade and style of mineralization at shallow depth.  The drilling will also examine whether a copper-enriched, upper zone (chalcocite blanket) of significant thickness, extent, and grade was developed capping the target mineralization and, if the target represents the outer shell to the side or above a major porphyry copper intrusion.

Target II – Target II is comprised of two prospective areas: first, an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  Limited previous exploration work by other parties indicates that multiple gold-mineralized intervals are distributed over a package thickness of approximately +80-meters with several of the individual intervals having thicknesses of +20 meters and respective average grades ranging between 0.3 to 1.250 g/mt gold.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.  An aditional prospective area 400 meters long by 300 meters wide may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

Initial core drilling will re-test the small mine workings to better determine the number of mineralized intervals, grades, associated widths, and character of gold mineralization.  The mantos style of gold mineralization of Target II certainly bears some similarities to that at the Andocollo gold mine near La Serena, Chile where estimated remaining reserves are reported at 85 million metric tonnes with an average grade of 1.0 to 1.2 grams/metric tonne gold (+/-3 million contained ounces).

Target III - Target III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The Target III area has been geologically mapped and veins have been sampled in most exposures.  Five bulldozer trenches totaling 420 meters were also completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Veins of the swarm within sedimentary/volcanic rocks are composed of coarse-bladed barite, minor quartz, with interstitial oxide-iron and -copper minerals and range in width from tenths-of-meters to several meters.  In many places, the veins were prospected and locally mined for free gold to the shallow depths where the water table was encountered.  Sampling has shown that all of the oxidized barite veins carry anomalous to moderately high amounts of gold; many, in addition, also contain significant amounts of copper and silver as shown in the following table of weighted average grades for 181 samples across the veins:

	Width meters	Gold ppm*	Silver ppm*	Copper ppm
Maximum Value	3.1	17.8	32.1	58,600
Minimum Value	0.1	0.01	0.01	3
Average	0.82
Weighted Average Grade		1.35	3.5	3,721

       * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

In places where the vein zones are exposed at the surface in diorite sill (beneath the overlying sedimentary/volcanic rocks), much-broader widths of hematite-silica-clay alteration is formed.  Trenching has shown that these oxidized zones in sill attain appreciable widths and carry anomalous gold (see table below), with many samples containing weakly anomalous silver, copper, and mercury.

Trench	Number of Samples Over Length in Meters	Average Gold ppm*
TN1	14 samples over 42 meters	0.267
TN2 including	34 samples over 102 meters 5 samples over 15 meters	0.389 1.204
TN3	26 samples over 78 meters	0.472
TN4	13 samples over 63 meters	0.202
TN5	22 samples over 66 meters	0.245

    * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

Below strong oxidation effects toward the bottom of a 20-meter deep shaft sunk at the south end of the swarm, the vein is comprised of covellite-chalcocite-pyrite with discernable sparse relict chalcopyrite (1.5 meters wide grading 4% copper, 120 g/mt silver, and 7 g/mt gold).  The wallrock to this vein is pervasively pyrite-sericite-clay altered and cut by minor quartz-barite veins and veinlets.  The extent, abundance and complexity of principal veins comprising the swarm, plus their well-mineralized nature, may indicate proximity to a large-sized source system preserved at depth. Hence, the vein swarm is interpreted to represent leakage of mineralizing solutions upward through the thick diorite sill and sedimentary/volcanic rocks from a deep-seated porphyry copper intrusion (?).

The geologic setting of the vein swarm leads to consideration of several, bulk-tonnage, target deposit types (possibly stacked one-over-the-other).  In the first type, gold-silver-bearing, copper sulfide mineralization could have been deposited in considerable amounts as vein/stockwork in altered parts of the diorite sill.  In the second type, thick intervals of stacked lenses of mantos replacement and associated fracture-controlled/breccia-hosted, gold-copper-sulfide mineralization could be formed within the sedimentary/volcanic section below and possibly above the diorite sill.  This latter Candelaria-type target could comprise deposits perhaps cumulatively containing +250 million metric tons grading 0.75% to 1.0% copper, 0.250 g/mt gold, and 2-3 g/mt silver.  Of interest, an indication of the presence of manto-style mineralization above the sill has been observed in mine dump samples of black limestone which contain chalcopyrite stringer veinlets and disseminated bornite (1.61% copper, 32.1 g/mt silver, and 0.012 g/mt gold).  The target size of the concentrated areas of copper sulfide veins and veinlets in altered diorite could amount to +150 million metric tons perhaps with an average grade of +0.75 to 1% copper, +0.5 g/mt gold, and +6 g/mt silver.  Drilling will be designed to test for these stacked-style of ore bodies by penetrating down across areas of most-complicated and abundant veining to test for a bulk-tonnage-type gold-copper-silver sulfide deposit within strongly altered and potentially well-mineralized diorite sill and then continue below the sill into the sedimentary section to search for a Candelaria-type deposit.

Target IV - Target IV is a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint (?)) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  SAMEX drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

Target V - Target V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historical barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

Target VI – Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  Future exploration work will advance Target VI to planning initial core drilling and may include: systematic trenching across the core area, considerable rock chip and channel sampling, and IP surveys.

The Target VI area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  Much of the most-intense core of the alteration, where the diorite sill is pervasively affected, is partially concealed to the west beneath pampa cover, but appears to be at least 500 meters by 500 meters in size.

Numerous prominent zones of alteration, from several meters to over 20 meters wide, extend great distances north and south from the core along predominately north-south structures.  Closer to the core, these zones reach widths of 50 to +100-meters across.  The zones are displaced locally with minor fault offsets, and gradually become narrow, separated by increasing widths of little-altered diorite progressively away from the core.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).

An intensive program of detailed sampling and trenching has not yet been started.  However, during the second quarter, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury as follows:

59 Samples (5-Meter Chip Channel Samples) Over 295 Meters
	Range	Average Value
Gold	0.020 to 0.464 ppm	0.074 ppm (= 0.074 grams/mt*) gold
Silver	0.5 to 3.3 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	5 to 243 ppm	67 ppm copper
Mercury	<0.01 to 0.440 ppm	<0.053 ppm mercury
Sodium	3.86 to 5.67%	4.71% sodium
Including 10 samples over 50 meters
	Range	Average Value
Gold	0.114 to 0.464 ppm	0.184 ppm (= 0.184 grams/mt*) gold
Silver	0.5 to 1.9 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	26 to 243 ppm	Average 131 ppm copper
Mercury	<0.01 to 0.07 ppm	Average <0.02 ppm mercury
Sodium	4.75 to 5.56%	Average 5.21 % sodium

21 Samples Over Intervals From 1 to 5 Meters (Samples ML171-189)
	Range	Average Value
Gold	0.010 to 0.141 ppm	0.038 ppm (= 0.038 grams/mt*) gold
Silver	<0.5 to 3.4 ppm	1.7 ppm (= 1.7 grams/mt*) silver
Copper	9 to 146 ppm	Average 45 ppm copper
Mercury	0.02 to 0.15 ppm	Average 0.048 ppm mercury
Sodium	2.69 to 4.71%	Average 4.63 % sodium

* Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

Target VII – An additional new area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Target VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Target VI area.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Target VI.

The Los Zorros project contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-

situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff working out of the Company’s field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.

We hold an interest in approximately 4,964 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and 3,500 hectares cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (3,500 hectares), by purchase at government auction (35 hectares), by a purchase agreement (1,429 hectares), and by a purchase option contract (209 hectares).  Details of the purchase agreement and the purchase option contract are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the “Los Zorros” district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004;

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100,000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N.S.R. Royalty at any time for US$1,800,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions;

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

 Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.  Patent fees must be paid annually to the Chilean government in order to maintain the mining concessions.   In the case of an exploitation concession the annual patent fee is 2,950.2 Chilean Pesos per hectare (calculated as one tenth (1/10th) of a

Monthly Tax Unit (“M.T.U.”) which is 29,502 Chilean Pesos x 0.1 = 2,950.2 Chilean Pesos) which is about US$5 per hectare of exploitation concession.  In the case of an exploration concession the annual patent fee is 590.04 Chilean Pesos per hectare (calculated as one fiftieth (1/50th) of a Monthly Tax Unit (“M.T.U.”) which is 29,502 Chilean Pesos x 0.02 = 590.04 Chilean Pesos) which is about US$1 per hectare of exploration concession.

At the end of July 2004, we commenced a 5,000 meter core drilling program on the Los Zorros property.  The drilling contract is being carried out by Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International.  Two rigs are being used to drill +/-15 core holes to depths averaging 250 to 350 meters.  Drilling is expected to take up to three months to complete (to early November 2004) while exploration field work will continue on the less advanced Target areas IV, VI and VII to ready them for later drilling.  (See News Release No. 5-04 in the News Release section of this Schedule C)

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares of the Goya I/El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made and, accordingly, we are now in default of our obligations under the Comibol agreement. Comibol has not given notice of default or demanded payment and we are awaiting the outcome of negotiations with Comibol concerning an extension to the term of the Comibol agreement and payment date.  There is no assurance that we will obtain the extension sought on favourable terms or at all.  If we do not obtain an extension or other relief from payment, Comibol may be in a position to unilaterally terminate the Agreement, whereupon we would be liable to forfeit our entire interest in the property.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration on the Santa Isabel property since 1998.

Provided we are able to obtain an extension to our payment obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet).  The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

We have not conducted exploration on the property since 1997 and are seeking a buyer or a joint venture to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within “Bolivian-style” polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and our activities to date have been exploratory in nature.

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi, where the world’s largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.   The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and sulfide mineralized with sphalerite and galena.

From 1996 through 2000, we conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of between approximately US$1.00 and $2.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4,400m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel’s dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani

Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.   The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$2.00 per hectare must be paid annually to maintain the mining concessions.

NEWS RELEASES

News Release No. 1-04 dated March 25, 2004

EXPLORATION UPDATE – EL ZORRO PROSPECT, CHILE - SAMEX’s on-going exploration within the El Zorro district in Chile has identified five highly prospective mineralized target areas to-date.  Target areas II through V encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend that arcs around a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Target area I).  Additional target areas may yet be identified as exploration continues.  To better reflect the prospect area’s multiple target nature, the name of the project is being changed to plural form, Los Zorros (“The Foxes”).  The Company has increased its land holdings to more than 42 square-kilometers by staking adjacent concessions and is well-funded to conduct the exploration outlined below.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying (+600 samples to-date), surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types is being undertaken to help interpret the mineralization.  Bulldozer trenching will facilitate further sampling and mapping to assist with drill-target definition.  Geophysical surveys are also being considered to help further define the extent of the targets beneath covered areas.  The characteristics of specific drill targets will be described in detail in future news releases prior to the commencement of drilling.  The focus of the upcoming first-phase exploration drilling program will be to gain important geological information regarding the tenor, style and controls of mineralization and to test these various target areas for economic gold-silver-copper mineralization.  The first-phase drill program is expected to consist of at least 5,000 meters of core drilling in +20 holes of varying depth.  The areas producing the most promising results will then be followed-up with further evaluations.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The targets are geologically diverse and include: porphyry-hosted copper-gold (Target I), gold-copper-silver-bearing barite vein swarms (Targets III and V), gold-silver-copper-mineralized breccia bodies (Target IV), and epithermal mantos-hosted gold (Target II).  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Below are initial summaries of each of the five target areas identified thus far:

Target I – Target I occurs in a younger, altered quartz-eye porphyritic intrusion which consistently hosts variable amounts of oxide-copper mineralization (typically 0.05% to >0.2% copper) and locally associated anomalous gold (0.2 to 0.8 g/mt) and elevated molybdenum (4 to 82 ppm).  The area of mineralized porphyry exposures is +800 by +700 meters and is mostly in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Seventy-eight surface rock chip samples from this area average approximately 0.23% copper and 0.16 g/t gold.  Higher grade zones contain from 1% to 3.5% copper over widths of several meters and are controlled by north- and northwest-trending structures.  Sampling of a 51-meter-long exposure of supergene-leached, strongly altered, quartz porphyry along an old bulldozer cut averaged 0.58g/mt gold, 507 ppm (0.05%) copper, and 17 ppm molybdenum (17 samples).  The samples were taken as three-meter long, continuous horizontal channel cuts.  The geochemical analyses also demonstrate a consistently even distribution of the anomalous gold and copper values and elevated levels of molybdenum from sample to sample across the entire exposure length.  Additional bulldozer trenching and sampling is planned.  The area of the altered quartz-eye porphyry will likely be expanded by exploration beneath volcaniclastic rocks, diorite sills and shallow pampa cover.  The intrusion offers the possibility of containing a large, bulk-tonnage copper-gold deposit where alteration and copper mineralization are more intensely developed.  The target’s characteristics and size might prove typical of a Chilean porphyry copper deposit.  The quartz-eye porphyry intrusion may be the mineralizing source to the adjacent six-kilometer trend of mineralized mantos, vein swarms, and breccia targets described below.  Geophysical methods to investigate the previously unknown mineralized intrusion, especially in covered areas, are being evaluated.

Target II – Target II is comprised of several prospective areas: first, an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  Limited previous exploration work by other parties indicates that multiple gold-mineralized intervals are distributed over a package thickness of approximately +80-meters with several of the individual intervals having thicknesses of +20 meters and respective average grades ranging between 0.3 to 1.250 g/t gold.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

Just to the east and northeast, a second area, 1500 meters long by +300-meters across, has exposed alteration in porphyritic rocks (subvolcanic intrusion and tuffs, diorite sill) similar in appearance to the alteration associated with the gold mineralization of the small mine workings.  Reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite over the large area show common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contain weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.  Also in this second area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  This mantos-style mineralization can be traced almost continuously for 1000-meters strike length and historically was locally mined and prospected in many places for copper, silver and gold and barite.

A third prospective area 400 meters long by 300 meters wide may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

SAMEX is currently conducting geologic mapping and sampling of these three areas in Target II as part of an evaluation to determine: (a) if the exposed, extensive clay-alteration and silicification to the east and northeast of the mine is possibly signalling the presence, at depth, of significant gold-mineralization hosted in altered igneous and volcanic rocks; and (b) if mantos intervals similar to that exposed at the small mine workings are at shallow depth beneath cap rock.  The mineralized mantos layer, outlying strong alteration and widespread anomalous silver, elevated gold, high sodium content of altered rocks of the areas comprising Target II may represent the overlying halo to deeper seated copper-gold deposits of the Punta del Cobre and Candelaria types; or gold deposit of the Andacollo type.  Initial core drilling will re-test the small mine workings to better determine the number of mineralized intervals, grades, associated widths, and character of gold mineralization.  The mantos style of gold mineralization of Target II certainly bears some similarities to that at the Andocollo gold mine near La Serena, Chile where estimated remaining reserves are reported at 85 million metric tonnes with an average grade of 1.0 to 1.2 grams/tonne gold (+/-3 million contained ounces).

Target III – Target III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The vein swarm occurs over an area of approximately 1500 meters long by +600 meters across.  Principal veins are one to over two meters wide.  The gold occurs with limonite and oxide-copper minerals which locally occur in abundance with the coarse-bladed barite.  Recent sinking of a shaft down along one of the veins by local miners found that, at depth, the veins are comprised of chalcocite and pyrite with minor amounts of covellite in barite and quartz gangue.  Chip samples across the vein in this shaft contain 7 g/mt gold, 4% copper, and 120 g/mt silver over a width of 1.5 meters.  Wall rock to the veins in the shaft is pervasively pyrite-sericite-altered diorite with minor veinlets of quartz-pyrite with minor chalcocite and relic chalcopyrite.  SAMEX is currently mapping and sampling the entire vein swarm as part of an evaluation to determining if the vein swarm at depth might comprise a very large, bulk-tonnage target of low-grade gold-copper mineralization hosted by major and minor gold-bearing, copper-sulfide veins and stockwork-veinleted, altered intrusive wallrock.

Target IV - Target IV is a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and diorite rocks.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint (?)) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  SAMEX drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

Target V - Target V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historical barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

The Los Zorros project contains many large-sized gold and copper-gold targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million tonnes grading 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes grading 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of six working out of the Company’s field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros prospects and continue generative work toward identifying other properties for acquisition.

This News Release has been prepared by Robert Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

News Release No. 2-04 dated June 11, 2004

EXPLORATION UPDATE – TARGET I - LOS ZORROS PROPERTY, CHILE - Over the past several months, SAMEX has advanced multiple targets in the Los Zorros district, with exploration including extensive geologic mapping, over 5,000 meters of bulldozer trenching in 36 trenches, and more than 780 additional samples/assays (3-meter rock-chip samples) increasing the total to over 1,400 samples to-date.  Seven target/project areas have been identified to–date within the Company’s Los Zorros land holdings which cover more than 42 square kilometers.  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects.  The targets/projects are being advanced in preparation for the first stage of exploration core drilling which is tentatively scheduled to commence in mid-July.  Future news releases/exploration updates on the Los Zorros property will be spaced to deal with only one or two targets/projects at a time for the sake of brevity and clarity.

Target I - This news release is an update on the Target I area where trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Cu %	Average Au ppm	Average Mo ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12

P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects in the Target I area have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.  The copper-gold-molybdenum geochemical signature suggests a porphyry copper source with possible affinity to the Andacollo type.  Based on the large areal dimensions of the copper-gold-moly anomaly, the target is permissive for a very sizeable deposit postulated to be in the size and grade range of  +250 million metric tons with +0.65% copper and 0.25 grams/mt gold.  The proposed core drilling will start to test beneath the copper-gold-moly anomaly for a deposit of this size, grade and style of mineralization at shallow depth.  The drilling will also examine whether a copper-enriched, upper zone (chalcocite blanket) of significant thickness, extent, and grade was developed capping the target mineralization and, if the target represents the outer shell to the side or above a major porphyry copper intrusion.

This News Release has been prepared by Robert E. Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain forward looking statements.

News Release No. 3-04 dated June 11, 2004

EXPLORATION UPDATE – TARGET III - LOS ZORROS PROPERTY, CHILE - Seven target/project areas have been identified to–date within the Company’s Los Zorros land holdings which cover more than 42 square kilometers.  Due to the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects. This news release is an update on the Target III area.

Target III – The Target III area has been geologically mapped and veins have been sampled in most exposures.  Five bulldozer trenches totaling 420 meters were also completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Veins of the swarm within sedimentary/volcanic rocks are composed of coarse-bladed barite, minor quartz, with interstitial oxide-iron and -copper minerals and range in width from tenths-of-meters to several meters.  In many places, the veins were prospected and locally mined for free gold to the shallow depths where the water table was encountered.  Sampling has shown that all of the oxidized barite veins carry anomalous to moderately high amounts of gold; many, in addition, also contain significant amounts of copper and silver as shown in the following table of weighted average grades for 181 samples across the veins:

	Width (Meters)	Gold (grams/tonne)	Silver (grams/tonne)	Copper (ppm)
Maximum Value	3.1	17.8	32.1	58,600
Minimum Value	0.1	0.01	0.01	3
Average	0.82
Weighted Average Grade		1.35	3.5	3,721

In places where the vein zones are exposed at the surface in diorite sill (beneath the overlying sedimentary/volcanic rocks), much-broader widths of hematite-silica-clay alteration is formed.  Trenching has shown that these oxidized zones in sill attain appreciable widths and carry anomalous gold (see table below), with many samples containing weakly anomalous silver, copper, and mercury.

Trench	Number of Samples Over Length in Meters	Average Au ppm
TN1	14 samples over 42 meters	0.267

TN2 including	34 samples over 102 meters 5 samples over 15 meters	0.389 1.204
TN3	26 samples over 78 meters	0.472
TN4	13 samples over 63 meters	0.202
TN5	22 samples over 66 meters	0.245

 Below strong oxidation effects toward the bottom of a 20-meter deep shaft sunk at the south end of the swarm, the vein is comprised of covellite-chalcocite-pyrite with discernable sparse relict chalcopyrite (1.5 meters wide grading 4% Cu, 120 g/mt Ag, and 7 g/mt Au).  The wallrock to this vein is pervasively pyrite-sericite-clay altered and cut by minor quartz-barite veins and veinlets.  The extent, abundance and complexity of principal veins comprising the swarm, plus their well-mineralized nature, may indicate proximity to a large-sized source system preserved at depth. Hence, the vein swarm is interpreted to represent leakage of mineralizing solutions upward through the thick diorite sill and sedimentary/volcanic rocks from a deep-seated porphyry copper intrusion (?).

The geologic setting of the vein swarm leads to consideration of several, bulk-tonnage, target deposit types.  Gold-silver-bearing, copper sulfide mineralization could have been deposited in considerable amounts as vein/stockwork in altered parts of the diorite sill.  Thick intervals of stacked lenses of mantos replacement and associated fracture-controlled/breccia-hosted, gold-copper-sulfide mineralization could be formed within the sedimentary/volcanic section below and possibly above the diorite sill.  This latter Candelaria-type target could comprise deposits perhaps cumulatively containing +250 million metric tons grading 0.75% to 1.0% copper, 0.250 g/mt gold, and 2-3 g/mt silver.  Of interest, an indication of the presence of manto-style mineralization above the sill has been observed in mine dump samples of black limestone which contain chalcopyrite stringer veinlets and disseminated bornite (1.61% Cu, 32.1 g/mt Ag, and 0.012 g/mt Au).  The target size of the concentrated areas of copper sulfide veins and veinlets in altered diorite could amount to +150 million metric tons perhaps with an average grade of +0.75 to 1% Cu, +0.5 g/mt gold, and +6 g/mt silver.  Drilling will be designed to penetrate down across areas of most-complicated and abundant veining to test for a bulk-tonnage-type gold-copper-silver sulfide deposit within strongly altered and potentially well-mineralized diorite sill and then continue below the sill into the sedimentary section to search for a Candelaria-type deposit.

This News Release has been prepared by Robert E. Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain forward looking statements.

News Release No. 4-04 dated July 7, 2004

EXPLORATION UPDATE – TARGET VI - LOS ZORROS PROPERTY, CHILE - Seven target/project areas have been identified to–date within the Company’s Los Zorros land holdings which cover more than 42 square kilometers.  Due to the extensive size and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects. This news release is an update on the Target VI area and an additional new area of exploration interest.

Target VI – Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  Future exploration work will advance Target VI to planning initial core drilling and may include: systematic trenching across the core area, considerable rock chip and channel sampling, and IP surveys.

The Target VI area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  A portion of this area was previously included as a part of Target II, but as a result of continuing exploration, this epithermal gold-silver (-copper) mineralized system has been separately outlined and now comprises Target VI (for previously reported reconnaissance geochemical results from a portion of this area, see news release No.1-04, “Target II …a second area…”).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  Much of the most-intense core of the alteration, where the diorite sill is pervasively affected, is partially concealed to the west beneath pampa cover, but appears to be at least 500 meters by 500 meters in size.

Numerous prominent zones of alteration, from several meters to over 20 meters wide, extend great distances north and south from the core along predominately north-south structures.  Closer to the core, these zones reach widths of 50 to +100-meters across.  The zones are displaced locally with minor fault offsets, and gradually become narrow, separated by increasing widths of little-altered diorite progressively away from the core.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling has been extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury as follows:

59 Samples (5-Meter Chip Channel Samples) Over 295 Meters
	Range	Average Value
Gold	0.020 to 0.464 ppm	0.074 ppm (= 0.074 grams/mt*) gold
Silver	0.5 to 3.3 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	5 to 243 ppm	67 ppm copper
Mercury	<0.01 to 0.440 ppm	<0.053 ppm mercury
Sodium	3.86 to 5.67%	4.71% sodium
Including 10 samples over 50 meters
	Range	Average Value
Gold	0.114 to 0.464 ppm	0.184 ppm (= 0.184 grams/mt*) gold
Silver	0.5 to 1.9 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	26 to 243 ppm	Average 131 ppm copper
Mercury	<0.01 to 0.07 ppm	Average <0.02 ppm mercury
Sodium	4.75 to 5.56%	Average 5.21 % sodium

21 Samples Over Intervals From 1 to 5 Meters (Samples ML171-189)
	Range	Average Value
Gold	0.010 to 0.141 ppm	0.038 ppm (= 0.038 grams/mt*) gold
Silver	<0.5 to 3.4 ppm	1.7 ppm (= 1.7 grams/mt*) silver
Copper	9 to 146 ppm	Average 45 ppm copper
Mercury	0.02 to 0.15 ppm	Average 0.048 ppm mercury
Sodium	2.69 to 4.71%	Average 4.63 % sodium

* Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne

New Area of Exploration Interest – An additional new area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Target VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Target VI area.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Target VI.

The Los Zorros project contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company’s field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.

This News Release has been prepared by Robert E. Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain forward looking statements.

News Release No. 5-04 dated July 28, 2004

EXPLORATION DRILLING HAS COMMENCED AT THE LOS ZORROS PROPERTY, CHILE - SAMEX has commenced a 5,000-meter core drilling program on its Los Zorros property in Chile.  The drilling contract is being carried out by Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International.  Two rigs are being used to drill +/-15 core holes to depths varying from 250 to 350 meters.  Several holes may be continued to depths of up to 500 meters.

This first-phase reconnaissance drilling will begin to test the nature of parts of large copper-gold mineralized targets exposed by extensive trenching in Target areas I and III, and outcropping gold mineralization in Target area II.  These early exploration holes will assist in the understanding of geologic controls relating to the observed mineralization and further refine geologic concepts of the target areas.  The drilling results will also be instrumental in the planning of subsequent holes.  Drilling is expected to take up to three months to complete while exploration field work will continue on the less advanced Target areas IV, VI and VII to ready them for later drilling.

SAMEX is exploring the Los Zorros property in search of very large size gold-silver-copper ore bodies amenable to bulk-tonnage mining.  A cluster of seven target/project areas have been identified to–date within the Company’s land holdings which cover more than 42 square kilometers.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company’s field office in Copiapo, Chile.  The Company is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.

News Release No. 6-04 dated August 6, 2004

PRIVATE PLACEMENT - SAMEX has arranged a private placement with European institutional investors and other European and Canadian investors for 800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $1.10 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.  A portion of these funds will be budgeted for the Eskapa precious metal prospect in Bolivia, to refurbish and expand the exploration camp, repair and enhance access roads, and prepare drill pads for the next phase of drill testing at a later date.  The private placement is subject to regulatory acceptance.

STOCK OPTIONS GRANTED - Pursuant to the Company’s Stock Option Plan, SAMEX has granted new incentive stock options to directors, officers, employees and consultants of the Company to purchase an aggregate of 1,070,000 shares at a price of $1.10 per share for a five year term expiring August 6, 2009.   Of that total, options on 715,000 shares were granted to directors/officers of the Company.

News Release No. 7-04 dated August 31, 2004

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 800,000 units at a price of $1.10 per unit (originally announced in News Release No. 6-04 dated August 6, 2004).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant which expires August 25, 2009.  Acceptance of the private placement was granted by the TSX Venture Exchange and the units (800,000 shares and 400,000 warrants) were issued August 25, 2004 and are subject to a hold period until December 26, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.

FORWARD LOOKING STATEMENTS

This report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX MINING CORP.

#301 - 32920 Ventura Ave.

Abbotsford, BC  V2S 6J3  CANADA

TEL: (604) 870-9920

FAX: (604) 870-9930

WEB SITE: www.samex.com